November 20, 2008

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
101 N. Robinson, Ste. 920
Oklahoma City, OK 73102

Re: **Graymark Healthcare, Inc.**
        Form 10-K for the Year Ended December 31, 2007
        Filed March 28, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 14, 2008
        File No. 1-34171

Dear Mr. Nelson:

We have reviewed your October 31, 2008 response to our September 17, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Nature of Business, page F-7

1. Refer to your response to prior comment two. Your response states that both ApothecaryRx and SDC Holding were considered to be the acquiring entities. While you state that ApothecaryRx and SDC Holding were under common ownership, it is unclear whether "common control" existed using the guidance in EITF 02-5. Since your response implies your application of the purchase method, please explain to us how your identification of both ApothecaryRx and SDC Holding as the acquiring entity complies with SFAS 141. Please refer to paragraph 18 of SFAS 141 when more than two entities are involved. As previously requested, please address how you evaluated the relationships between the parties to this transaction in determining the absence of common control. Please refer to the guidance in paragraph 3 of EITF 02-5.

2. We are still evaluating your response to prior comment three and we will defer the evaluation of your response to this comment pending the receipt of the additional information requested in the preceding comment.

Note 5 – Goodwill and Other Intangibles, page F-15

3. It is unclear from your response to prior comment four, the amortization method utilized for customer lists (i.e. straight-line or accelerated method). Please revise your disclosure to clarify the amortization method used and explain why it is the most appropriate method.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 7 – Capital Structure, page 11

4. It appears that the Notes Conversion and Prepayment Agreement noted in your response to prior comment five revised the conversion terms of the August 2005 Note. Please explain to us how you accounted for this change in terms in 2007. Furthermore, please tell us how you accounted for the warrants that were issued in the settlement.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant